Shinhan Financial Group 3Q 2010 Operating Results

On October 28, 2010 Shinhan Financial Group (“SFG”) announced its operating results for the nine months period ended on September 30, 2010. Below are the key figures we announced through a fair disclosure. The IR presentation materials are available on our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the reviewing process.

1.	Operating Results of Shinhan Financial Group (Consolidated) (in KRW million)

	3Q 2010 (9 months)	3Q 2009 (9 months)	Chg %
Operating Revenue	25,758,814	42,978,184	-40.1

Operating Income	2,759,095	1,605,091	71.9

Continuing Operations Income	2,766,287	1,574,663	75.7
Before Income Tax

Net Income	2,019,577	1,049,100	92.5

	3Q 2010	2Q 2010	Chg %	3Q 2009	Chg %
Operating Revenue	7,852,527	9,432,144	-16.7	10,597,416	-25.9

Operating Income	889,256	769,700	15.5	763,262	16.5

Continuing Operations	912,348	769,539	18.6	724,661	25.9
Income Before Income Tax

Net Income	651,985	588,550	10.8	491,317	32.7

2.	Operating Results of Shinhan Bank (Non-consolidated) (in KRW million)

	3Q 2010 (9 months)	3Q 2009 (9 months)	Chg %
Operating Revenue	18,102,465	35,861,175	-49.5

Operating Income	1,825,795	860,201	112.3

Continuing Operations	1,839,456	809,627	127.2
Income Before Income Tax

Net Income	1,454,730	564,564	157.7

	3Q 2010	2Q 2010	Chg %	3Q 2009	Chg %
Operating Revenue	5,196,435	6,697,733	-22.4	8,185,644	-36.5

Operating Income	604,371	445,970	35.5	449,376	34.5

Continuing Operations	627,831	449,217	39.8	404,266	55.3
Income Before Income Tax

Net Income	485,923	380,231	27.8	288,839	68.2

3.	Operating Results of Shinhan Card (Non-consolidated) (in KRW million)

	3Q 2010 (9 months)	3Q 2009 (9 months)	Chg %
Operating Revenue	3,015,461	2,731,325	10.4

Operating Income	939,497	793,606	18.4

Continuing Operations Income	959,274	794,278	20.8
Before Income Tax

Net Income	739,099	614,582	20.3

	3Q 2010	2Q 2010	Chg %	3Q 2009	Chg %
Operating Revenue	1,077,529	1,096,725	-1.8	1,026,664	5.0

Operating Income	271,975	336,735	-19.2	326,689	-16.7

Continuing	283,607	339,203	-16.4	326,624	-13.2
Operations Income Before Income Tax

Net Income	213,132	263,362	-19.1	247,492	-13.9